FORM 11-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended September 30, 2016

OR

[  ]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission file number 0-23333

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Timberland Bank Employee Stock Ownership and 401(k) Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
Timberland Bank
624 Simpson Avenue
Hoquiam, Washington 98550

Financial Statements and Exhibits

		Page

(a)	Report of Independent Registered Public Accounting Firm	1

(b)	Financial Statements

	Statements of Net Assets Available for Benefits
	at September 30, 2016 and 2015	2

	Statement of Changes in Net Assets Available for Benefits
	for the Year Ended September 30, 2016	4

	Notes to the Financial Statements	5

(c)	Supplemental Schedule

	Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

(d)	Exhibit 23 Consent of Independent Registered Public Accounting Firm	15

Signatures

                 The Plan:  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    ________________________________________________
                                   Administrator, Timberland Bank Employee Stock Ownership and 401(k) Plan

By:	/s/Dean J. Brydon
	Dean J. Brydon	(name)
	Chief Financial Officer	(title)
	Timberland Bank	(bank)

Date:  March 24, 2017

Timberland Bank Employee Stock Ownership and 401(k) Plan

Financial Report
September 30, 2016

Timberland

Bank

Employee

Stock

Ownership

And

401(k)

Plan

Financial

Report

September 30

2016

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2-3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-12

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13-14

Report of Independent Registered Accounting Firm

To the Plan Administrator, Investment and Benefit Committees
    of Timberland Bank Employee Stock Ownership and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Timberland Bank Employee Stock Ownership and 401(k) Plan (the "Plan") as of September 30, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended September 30, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of  the Timberland Bank Employee Stock Ownership and 401(k) Plan as of September 30, 2016 and 2015, and the changes in net assets available for benefits for the year ended September 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of September 30, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB HELIN DONOVAN, LLP

/s/ PMB Helin Donovan, LLP

Austin, Texas
March 22, 2017

Financial

Statements

Statements of Net Assets Available for Benefits

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2016 and 2015

		September 30, 2016

	Participant	Nonparticipant-Directed
	Directed	Allocated	Unallocated	Total
Assets
Investments, at fair value:
Mutual funds	$10,669,306	$--	$--	$10,669,306
Timberland Bancorp, Inc. ("Bancorp") common stock	4,467,361	8,461,981	1,388,684	14,318,026
Total investments	15,136,667	8,461,981	1,388,684	24,987,332

Cash	41,517	572	31,811	73,900

Total assets	15,178,184	8,462,553	1,420,495	25,061,232

Liabilities

Benefit claims payable	--	--	28,925	28,925
Operating payables	--	--	75	75
Related party note payable	--	--	1,313,809	1,313,809

Net assets available for benefits	$15,178,184	$8,462,553	$77,686	$23,718,423

The accompanying notes are an integral part of these financial statements

 Statements of Net Assets Available for Benefits
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2016 and 2015

		September 30, 2015

	Participant	Nonparticipant-Directed
	Directed	Allocated	Unallocated	Total
Assets
Investments, at fair value:
Stable value common collective trust fund	$968,624	$--	$--	$968,624
Other common collective trust funds	8,940,649	--	--	8,940,649
Bancorp common stock	3,093,011	6,041,159	1,344,243	10,478,413
Total investments	13,002,284	6,041,159	1,344,243	20,387,686

Cash	34,984	743	2,313	38,040

Total assets	13,037,268	6,041,902	1,346,556	20,425,726

Liabilities

Related party note payable	--	--	1,766,337	1,766,337

Net assets available at fair value	13,037,268	6,041,902	(419,781)	18,659,389

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(23,998)	--	--	(23,998)

Net assets available for benefits	$13,013,270	$6,041,902	$(419,781)	$18,635,391

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets Available for Benefits

Timberland Bank Employee Stock Ownership and 401(k) Plan
Year Ended September 30, 2016

	Participant	Nonparticipant-Directed
	Directed	Allocated		Unallocated		Total
Additions to net assets
Investment income:
Net appreciation (depreciation) in fair value of investments:
Common collective trust funds	$11,923	$	- -	$	- -	$11,923
Mutual funds	413,750		- -		- -	413,750
Bancorp common stock	1,383,756		2,683,195		508,330	4,575,281
Interest and dividends	372,844		199,068		43,492	615,404
Contributions:
Employer	332,374		- -		346,310	678,684
Participant deferral	617,433		- -		- -	617,433
Participant rollover	207,286		- -		- -	207,286
Allocation of 35,266 shares of
Bancorp common stock	- -		264,324		- -	264,324
Total additions to net assets	3,339,365		3,146,587		898,132	7,384,084

Deductions from net assets
Interest expense	- -		- -		136,341	136,341
Benefit payments	1,174,451		725,936		- -	1,900,387
Allocation of 35,266 shares
of Bancorp common stock	- -		- -		264,324	264,324
Total deductions from net assets	1,174,451		725,936		400,665	2,301,052

Net increase	2,164,914		2,420,651		497,467	5,083,032

Net assets available for benefits

Beginning of year	13,013,270		6,041,902		(419,781)	18,635,391

End of year	$15,178,184		$8,462,553		$77,686	$23,718,423

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2016 and 2015

Note 1 - Plan Description and Basis of Presentation

The following description of the Timberland Bank Employee Stock Ownership and 401(k) Plan ("Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Timberland Bank Employee Stock Ownership and 401(k) Plan is comprised of two components, a defined contribution 401(k) plan and a leveraged employee stock ownership plan ("ESOP").  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is designed to comply with Sections 401(a) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended ("Code") and the regulations thereunder.  The Plan is administered by LT Trust. LT Trust is the trustee for Bancorp stock and all other funds in the Plan.  Timberland Bank ("Company") is the wholly owned subsidiary of Timberland Bancorp, Inc. ("Bancorp").  The Plan has been amended and restated to comply with the Pension Protection Act of 2006 and subsequent legislation, regulations and guidance of general applicability.

The Plan purchased Bancorp common stock using proceeds borrowed from the Bancorp to fund the ESOP portion of the Plan.  The borrowing is scheduled to be repaid over a period of 21.25 years by fully deductible Company contributions to the Plan.  As the Plan makes each payment of principal and interest, an appropriate percentage of stock is released and allocated annually to eligible employee accounts, in accordance with applicable Code regulations.

The borrowing is collateralized by unallocated shares of Bancorp common stock and guaranteed by the Company.  The Bancorp has no rights against shares once they are allocated under the Plan.  Accordingly, the accompanying financial statements present, separately, assets and liabilities, and changes therein pertaining to:
•	The accounts of employees with rights under the Plan in allocated Bancorp common stock, whether or not vested (Allocated)
•	Bancorp common stock not yet allocated to employees (Unallocated)

Voting Rights

Each participant may direct the trustee as to the voting rights attributable to allocated shares of Bancorp common stock held in the ESOP component of the Plan.  Any allocated Bancorp common shares in which voting instructions are not received, unallocated Bancorp common shares under the ESOP component of the Plan, and Bancorp common shares held in the 401(k) component of the Plan, are voted by the trustee in the same proportion as shares for which the trustee receives voting instructions.

Eligibility for Participation and Contributions

The Plan covers substantially all employees of the Company or an affiliated entity (other than those excluded under the terms of the Plan) who have one year of service and are 18 years of age or older.  Generally, a year of service is credited upon the completion of at least 1,000 hours of service within a plan year (October 1 to September 30).  The Plan provides entry dates on the first day of each calendar quarter.  However, employees who are at least age 18, but have not been credited with a year of service, are eligible to make 401(k) contributions as of the first day of the month after employment.  Participants who do not have at least 1,000 hours of service during such Plan year, or who are not employed on the last working day of the Plan year, are not eligible for an allocation of the ESOP contribution for that Plan year.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2016 and 2015

Note 1 - Plan Description and Basis of Presentation (continued)

401(k) and Company Contributions and Participant Investment Options

The Plan participants may contribute into the 401(k) component up to the maximum of annual compensation as set by law ($18,000 for both 2016 and 2015).  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions).  401(k) contributions will be made on a pre-tax basis.  Roth 401(k) contributions are also permitted. The Company makes an annual safe harbor profit sharing contribution of three percent of eligible compensation, with additional amounts contributed at the option of its Board of Directors.  The Company also makes contributions necessary to repay the ESOP loan.

Participants age 50 and older during the Plan year are permitted to make elective 401(k) catch-up deferrals in accordance with Section 414(v) of the Code.  For 2016 and 2015, the maximum catch-up deferral by law was $6,000.

Participants may direct the investments of their 401(k) salary deferral contributions, safe harbor contribution and the employer discretionary contribution, if any, into a variety of investment choices, which are more fully described in the Plan's literature.

Participant Account Allocations

If participants are eligible the participant's account is credited with allocations of the (a) Company's safe-harbor contribution, (b) Company's discretionary contribution, (c) Bancorp common stock released as a result of the ESOP loan repayments, (d) participant's 401(k) and catch-up contributions, (e) the Plan's earnings and (f) the forfeitures of terminated participants' nonvested accounts.  ESOP allocations and Company discretionary contributions are based upon the relationship of the participant's compensation to total eligible Plan compensation for the Plan year.  Eligible compensation is limited for any participant to $265,000 for the plan years beginning 2015 and 2016.  Dividends from Bancorp common stock in the ESOP component are used, along with Company contributions, to make payments on the ESOP loan.  Dividends earned on allocated Bancorp common shares are credited to participant accounts in the form of Bancorp stock equal to the fair market value of the stock at the time of the dividend.  Forfeited balances of terminated participant nonvested accounts are treated as discretionary contributions for the Plan year in which the forfeitures occur.  Forfeitures allocated for the years ended September 30, 2016 and 2015, totaled $10,069 and $7,376, respectively for the ESOP part of the Plan.  There were no forfeitures allocated from other plan accounts during the year ended September 30, 2016.

Benefit Payments

On termination of service, a participant whose vested Plan accounts totaled $1,000 or less will receive a lump-sum amount equal to the value of the vested interest in his or her account.   A participant whose vested Plan accounts are less than $5,000 but more than $1,000 will have their account distributed and transferred to an individual retirement accounts ("IRA") with an approved broker.  A participant whose vested Plan accounts exceeded $5,000 may leave the funds in the Plan or elect to receive his or her vested interest in either a lump sum distribution or a distribution over a certain period in monthly, quarterly, semiannual or annual installments.  A participant's vested Plan accounts will be distributed upon attaining age 65, unless an election has been made to defer or accelerate the distribution of benefits.  All distributions from the 401(k) component are in cash.  In-plan Roth conversion is permitted for balances under $5,000. Distributions from the ESOP component are in the form of Bancorp common stock or cash as elected by the participant. During the year ended September 30, 2016, the Plan distributed 54,097 shares of Bancorp common stock, valued at $725,936, from the ESOP component.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2016 and 2015

Note 1 – Plan Description and Basis of Presentation (continued)

Vesting

Participants are immediately vested in all 401(k) contributions, rollover and safe harbor profit sharing contributions, plus actual earnings thereon.  Vesting in the Company's discretionary contribution portion of accounts and the ESOP, plus earnings thereon, is based on years of credited service.  Participants ratably vest in these accounts, and are fully vested after six years of credited service.  A participant's account also becomes 100 percent vested upon attaining the age of 65 while actively employed, or if the participant's separation from service is a result of death or disability.

ESOP Component Diversification

Diversification is available to a participant that has three years or more of service with the Company.  These participants may diversify their entire ESOP balance or any portion they choose.  The divestment may be directed into the same fund choices available for the 401(k) component of the Plan.  Divestment and reinvestment may occur once a month.  During the Plan year ended September 30, 2016, there were 653 shares, valued at $8,256 diversified out of the ESOP component of the Plan.

Plan Amendments and Termination

The Company reserves the right to amend and terminate the Plan at any time, subject to the Plan's provisions.  Upon termination of the Plan, the interest of each participant will be distributed to the participant or to their beneficiary at the time prescribed by the Plan terms and the Code.  In the event of Plan termination, participants become 100 percent vested in their accounts.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of American ("U.S.") ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities, at the date of the financial statements.  Actual results could differ from those estimates.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2016 and 2015

Note 2 – Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan's investments at September 30, 2016 consist of mutual funds and Bancorp common stock while the Plan's investments at September 30, 2015 consisted of common collective trust funds, and Bancorp stock; all of which are stated at fair value. Quoted market prices are used to value shares of Bancorp common stock. The Plan's interest in the common collective trust funds are based on the fair values of the common collective trust funds' underlying investments, based on net asset value information reported by the investment manager (State Street Global Advisors) to the asset custodian (Reliance Trust Company) and trustees (Reliance Trust Company and Pentegra Trust Company). Mutual funds are valued at quoted market prices that represent the net asset value of shares held at Plan year-end. Fluctuations in market value are reflected as net appreciation (depreciation) in fair value of investments.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

The net appreciation (depreciation) in the fair value of plan investments presented in the Statement of Changes in Net Assets Available for Plan Benefits consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

Payment of Benefits

Benefits are recorded when paid.

Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value.  Contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invested in investment contracts through a common collective trust fund during fiscal year 2015.  Contract value for the common collective trust fund is based on the net asset value of the fund, as reported by the investment manager.  The statements of net assets available for benefits present the fair value of the investment in the common collective trust fund as well as the adjustment of the investment in the common collective trust fund from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.  The Company has applied the provisions for reporting of fully benefit-responsive investment contracts to the statement of net assets available for benefits as of September 30, 2015.  At September 30, 2016, the Plan no longer held investments in contracts.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2016 and 2015

Note 2 – Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncement

In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965). This ASU modifies existing standards in order to simplify plan reporting. Under the new provisions, fully benefit-responsive investment contracts will be measured, presented, and disclosed only at contract value. This ASU also removes the requirements for plans to disclose (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments disaggregated level. Additionally, the ASU will allow for the use of a near-period-end net asset value as a practical expedient for the measurement of investment and invest-related accounts. These amendments are effective for fiscal years beginning after December 15, 2015, with earlier adoption permitted. The Plan elected to early adopt the provisions of this ASU for the year ended September 30, 2016. Other than changes in disclosures, the adoption of ASU 2015-12 did not materially impact the Plan's financial statements.

Note 3 – Tax Status

The Plan obtained its latest determination letter dated September 26, 2013, in which the Internal Revenue Service stated that the Plan, as designed, was in formal compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements. On November 5, 2015, the Plan was submitted to the Internal Revenue Service for a determination regarding the Plan's continued tax qualified status in form.

GAAP requires the Plan Sponsor to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.

Note 4 – Administration of Plan Assets

Certain non-fiduciary administrative functions of the Plan are performed by officers and employees of the Company who do not receive compensation from the Plan.  The Company also retained the services of a third party to perform administrative functions.  Administrative expenses are paid by the Company and participants and totaled $39,221 for the year ended September 30, 2016, and are included as a reduction from the net appreciation in fair value of mutual funds in Statement of Changes in Net Assets Available for Plan Benefits.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2016 and 2015

Note 5 – Related Party Note Payable

The Plan's term loan agreement with Bancorp (a related party) maturing March 31, 2019, has an interest rate of 8.5 percent and annual payments of $588,870. The note is guaranteed by the Company and remains partially collateralized by unallocated shares of Bancorp common stock.  The note will be reduced by $492,640 in 2017, $535,868 in 2018 and $285,301 in 2019, respectively.

Note 6 – Employer Contributions

The Company is obligated to make contributions in cash to the Plan for the ESOP component, which, when aggregated with the Plan's dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest on the term loan.  In addition, the Company is obligated to make an annual safe-harbor contribution of three percent of eligible compensation into the 401(k) component which totaled $332,374 for the year ended September 30, 2016.  At the discretion of the Board of Directors, the Company may make an additional profit sharing contribution to the 401(k) component of the Plan.  For the year ended September 30, 2016, there was no such discretionary contribution.

Note 7 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the statement of net assets available for benefits.

Note 8 – Fair Value of Investments

The authoritative guidance established a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques in fair value calculations.  The three levels of inputs are defined as follows:

Level 1 – unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company.
Level 2 – inputs that are observable in the marketplace other than those inputs classified as Level 1
Level 3 – inputs that are unobservable in the marketplace and significant to the valuation

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2016 and 2015

Note 8 – Fair Value of Investments (continued)

The guidance on fair value of financial instruments requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs.  If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.

The following table summarizes the balances of assets measured at fair value on a recurring basis at September 30, 2016 and 2015:

	Fair Value
2016	Level 1	Level 2	Level 3	Total

Available for Sale Securities
Bancorp common stock	$14,318,026	$--	$--	$14,318,026
Mutual funds	10,669,306	--	--	10,669,306
Total	$24,987,332	$--	$--	$24,987,332

	Fair Value
2015	Level 1	Level 2	Level 3	Total

Available for Sale Securities
Bancorp common stock	$10,478,413	$--	$--	$10,478,413
Stable value common collective trust funds	--	--	968,624	968,624
Other common collective trust funds	--	8,940,649	--	8,940,649
Total	$10,478,413	$8,940,649	$968,624	$20,387,686

The Plan's policy is to recognize transfers between levels at the end of the reporting period. For the years ended September 30, 2016 and 2015 there were no transfers between levels.

The following table sets forth the summary of changes in the fair value of the Plan's level 3 investments for the year ended September 30, 2016:

Other Investments
Balance, beginning of year	$968,624
Net appreciation in fair value	11,923
Net reduction due to sale and transfer of assets to new TPA	(980,547)
Balance, end of year	$-

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2016 and 2015

Note 9 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of differences between net assets available for benefits per the financial statements to the Form 5500 for the year ended September 30, 2016:

	Account Balance per Financial Statements	Variance	Balance per Form 5500

Cash and cash equivalents	$73,900	$1,702,751	$1,775,209
Mutual funds	10,669,306	(1,702,751)	8,967,997
Total	$10,743,206	$--	$10,743,206

The following is a reconciliation of differences between net assets available for benefits per the financial statements to the Form 5500 for the year ended September 30, 2015:

	Account Balance per Financial Statements	Variance	Balance per Form 5500

Cash and cash equivalents	$38,040	$1,536,749	$1,574,789
Common collective trust funds	9,909,273	(1,560,747)	8,348,526
Adjustment from fair value to contract value of fully benefit responsive investment contracts	(23,998)	23,998	--
Total	$9,923,315	$--	$9,923,315

The Plan's Administrator has classified the Plan's Federated Prime Cash Obligations Fund as a cash equivalent for reporting on the Form 5500, while the Plan has classified it as an investment for financial statement reporting purpose.

Supplemental

Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2016

EIN:        20-5645878
Plan #:            002

(a) and (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Employer Stock
**Timberland Bancorp, Inc.	Common Stock – 625,439 Shares	$5,082,974	$9,850,665

**Timberland Bancorp, Inc.	Common Stock – 283,642 Shares	*	4,467,361
			14,318,026
Other Common Collective Trust Funds
Federated Investors	Federated Prime Cash Obligations Fund	*	1,702,751

Dimensional Fund Advisors	US Targeted Value I	*	1,331,049

Vanguard	Total Stock Market Index Admiral	*	1,205,049

Dimensional Fund Advisors	US Small Cap Growth Instl	*	1,176,414

Dimensional Fund Advisors	US Large Cap Value I	*	1,009,722

Dimensional Fund Advisors	US Large Company Instl	*	767,917

Dimensional Fund Advisors	Real Estate Securities	*	652,326

Vanguard	Total International Stock Index Admiral	*	564,621

Dimensional Fund Advisors	Intermediate Government Fixed Income I	*	386,547

Dimensional Fund Advisors	Two Year Global Fixed Income	*	322,692

Vanguard	Long-Term Bond Index Investor	*	285,181

Dimensional Fund Advisors	Short-Term Extended Quality	*	272,492

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2016

EIN:        20-5645878
Plan #:            002

(a) and (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Other Common Collective Trust Funds (continued)
Dimensional Fund Advisors	One Year Fixed Income	*	193,656

Dimensional Fund Advisors	International Value I	*	174,249

Dimensional Fund Advisors	Inflation Protected Securities I	*	173,653

Dimensional Fund Advisors	US Vector Equity I	*	161,679

Dimensional Fund Advisors	Emerging Markets Value I	*	106,189

Dimensional Fund Advisors	International Small Company I	*	94,069

Dimensional Fund Advisors	Large Cap International I	*	89,050

			10,669,306
			$24,987,332

* Historical cost not required for participant-directed accounts.
**Represents a party-in-interest